Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED
CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH
IFRS.

Sept 30, 2009
(in € m.)
Debt (1), (2):
Long-term debt	134,669
Trust preferred securities	10,867
Long-term debt at fair value through profit or loss	15,191

Total debt	160,727

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	14,672
Retained earnings	22,909
Common shares in treasury, at cost	(23)
Equity classified as obligation to purchase common shares	(3)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(602)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(171)
Foreign currency translation, net of tax	(3,806)

Total shareholders’ equity	34,565

Minority interest	1,092
Total equity	35,657
Total capitalization	196,384

[1]	No third party has guaranteed any of our debt.

[2]	€ 4,109 million (3%) of our debt was secured as of September 30, 2009.